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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Erie Indemnity Company
(Name of Issuer)
Class B Common Stock
(Title of Class of Securities)
29530P-201
(CUSIP Number)
Dorothy A. Davis, Esq.
Eckert Seamans Cherin & Mellott, LLC
U.S. Steel Tower
600 Grant Street, 44th Floor
Pittsburgh, Pennsylvania 15219
(412) 566-5953
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 19, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29530P-201	Page	2	of	6

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Elizabeth A. Vorsheck

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,340

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,340

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,340

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	91.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*	Based on 2,571 shares of Class B Common Stock outstanding as of April 25, 2007, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

Item 1. Security and Issuer
     This Statement relates to Class B Common Stock, without par value (“Class B Common Stock”), of Erie Indemnity Company, a Pennsylvania corporation (the “Issuer”). The address of the principal executive offices of Issuer is 100 Erie Insurance Place, Erie, Pennsylvania 16530.
Item 2. Identity and Background
     This Statement is filed on behalf of Elizabeth A. Vorsheck, an individual (the “Reporting Person”). The Reporting Person is a citizen of the United States. The business address of the Reporting Person is 6252 Commercial Way PMB 140, Brooksville, Florida 34613. The Reporting Person is a member of the Board of Directors of the Issuer and is the administrator of various family limited partnerships that invest in and manage real estate, mortgage and stock assets. She also is a principal of a family charitable foundation.
     During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     The succession by the Reporting Person as a trustee of the H.O. Hirt Trusts as described in Item 4 did not involve the purchase of shares of Class B Common Stock for consideration.
Item 4. Purpose of Transaction
     This Schedule 13D is being filed on account of the appointment of the Reporting Person as a trustee of the H.O. Hirt Trusts (the “Trusts”). The Trusts consist of two trusts that had been created for the benefit of Susan Hirt Hagen and F. William Hirt, respectively. Until July 13, 2007, F. William Hirt, Susan Hirt Hagen and Sentinel Trust Company, LBA served as the trustees of the Trusts. By reason of the death of Mr. Hirt on July 13, 2007, a vacancy occurred in one of the Trusts’ individual trusteeship positions. Pursuant to the terms of the Trusts, the remaining trustees and the Board of Directors of the Issuer unanimously elected the Reporting Person, the daughter of F. William Hirt and a member of the Board of Directors of the Issuer, to serve as an individual trustee of the Trusts in place of Mr. Hirt. On July 19, 2007, the Reporting Person accepted the appointment to serve as an individual trustee of the Trusts. By virtue of becoming a trustee of the Trusts, the Reporting Person may be deemed to be a beneficial owner of the shares of Class B Common Stock held by the Trusts.
     The Reporting Person intends to monitor the investment of the Trusts in the Issuer and take such actions it considers appropriate in carrying out her responsibility as trustee. In connection with the exercise of her fiduciary duties, the Reporting Person may from time to time suggest to her co-trustees and the Issuer individuals she would recommend be nominated to the Issuer’s Board of Directors. The Reporting Person, also in connection with her fiduciary duties, may choose to encourage or follow the encouragement of her co-trustees to vote for or withhold the Trusts’ votes from one or more directors nominated by the Issuer’s Board of Directors or other shareholders. Except as set forth in this Statement, the Reporting Person currently has no plans or proposals that relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. As described in Item 5(a) — (b) below, all actions pertaining to the administration of the Trusts are exercised by a majority of the trustees in office, except that the approval of the corporate trustee is required in connection with, among other things, transactions involving dispositions of shares of Class B Common Stock of the Issuer.

Because of the level of ownership by the Trusts of the Class B Common Stock, the only class of voting securities of the Issuer, the Reporting Person may in some circumstances, including those in which the other trustees might disagree between themselves, be in a position to influence control of the Issuer.
Item 5. Interest in Securities of the Issuer
     The information set forth in Items 4 and 6 of this Statement is hereby incorporated by reference.
     (a) — (b) The Reporting Person is one of the three trustees of the Trusts, and in such capacity shares, with the other two trustees, voting and investment power over all 2,340 shares of Class B Common Stock beneficially owned by the Trusts. Pursuant to the First Amendment to the Second Restated Trust Agreement, dated December 22, 1980 (the “Trust Agreement”), all powers pertaining to the administration of the Trusts are exercised by a majority of the trustees in office; provided, however, that in the exercise of the power and authority to sell, exchange or otherwise dispose of or distribute shares of Class B Common Stock of the Issuer, which is subject to substantial restrictions under the terms of the Trusts, the affirmative vote of Sentinel Trust Company, as the trustee designated as the corporate trustee, is also required.
     Based on 2,571 shares of Class B Common Stock outstanding as reflected in the Issuer’s Quarterly Report on Form 10-Q for the Quarter ended March 31, 2007, the 2,340 shares of Class B Common Stock as to which the Reporting Person may be deemed to have shared voting and dispositive power constitute 91.0% of the outstanding shares of Class B Common Stock. The Reporting Person does not have sole voting or dispositive power over any shares of Class B Common Stock.
     The persons with whom the Reporting Person considers that it may be deemed to share the power to vote or direct the vote or to dispose of or direct the disposition of shares of Class B Common Stock are the two other trustees of the Trusts, Susan Hirt Hagen, whose business address is c/o Richards & Associates, P.C., 100 State Street, Suite 440, Erie, Pennsylvania 16507-1456 and Sentinel Trust Company, LBP, whose business address is 2001 Kirby Drive, Suite 1200, Houston, Texas 77019. Mrs. Hagen is a citizen of the United States, a member of the Board of Directors of the Issuer and a private investor. Sentinel Trust Company is a Texas limited banking association that provides investment management, family wealth planning, fiduciary services and other services to high net worth families. To the knowledge of the Reporting Person, neither of such persons has, during the last five years, been convicted in or a party to any proceeding of the nature described in Item 2 of this Statement.
     (c) No transaction in the Class B Common Stock has been effected by the Reporting Person during the past sixty days.
     (d) No person other than (a) the Reporting Person, (b) Susan Hirt Hagen, and (c) Sentinel Trust Company, is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class B Common Stock held in the Trusts, subject to the necessary approvals of the trustees described above in Items 5(a) and 5(b).
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information set forth, or incorporated by reference, in Items 4 and 5 of this Statement is hereby incorporated by reference. The First Amendment to the Second Restated Trust Agreement, dated

December 22, 1980 for the H.O. Hirt Trust contains provisions relating to securities of the Issuer, including provisions relating to their voting and disposition as described in Item 5. The description in this Statement of the Trust Agreement is qualified in its entirety by reference to the Trust Agreement, which is included as Exhibit 7.01.
     Except as described in this Statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise), between the Reporting Person and any other person with respect to any securities of Issuer.
Item 7. Materials to be Filed as Exhibits
     Exhibit Description
     7.01 The First Amendment to the Second Restated Trust Agreement, dated December 22, 1980 for the H.O. Hirt Trust (incorporated by reference to Exhibit 99.3 to the Issuer’s Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2002).
     7.02 Power of Attorney (incorporated by reference to the exhibit to the Form 4 filed by the Reporting Person on July 23, 2007).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 30, 2007

/s/ Dorothy A. Davis
Name:	Dorothy A. Davis
Attorney-in-Fact for Elizabeth A. Vorsheck

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